February 15, 2024

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Daniel Crawford

Laura Crotty

Ibolya Ignat

Kevin Juhar

Re:	Contineum Therapeutics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 15, 2024

CIK No. 0001855175

Dear Mr. Crawford:

Contineum Therapeutics, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Draft Registration Statement on Form S-1 (as so amended, the “Amended Draft Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 7, 2024 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 7, 2024 letter in bold italicized print, and the Company’s responses are provided below each comment. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Securities and Exchange Commission

February 15, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Company Overview, page 1

1.

We note your response to our prior comment 3 and reissue in part. You continue to reference PIPE-791 as a “highly differentiated” therapeutic for both IPF and Progressive MS throughout the prospectus. Please revise your disclosure to explain why you believe this is the case, providing support for the use of this term as necessary. In addition, please revise your statement that the company has “demonstrated” the ability to develop selective compounds targeting challenging molecular pathways, as the statement appears premature given the company has not received approval for or commercialized any of its product candidates.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has removed all references to PIPE-791 as a “highly differentiated” therapeutic throughout the Amended Draft Registration Statement. The Company respectively advises the Staff that it believes that PIPE-791 has the potential to be a “differentiated” LPA1R therapy. Accordingly, the Company has revised the Amended Draft Registration Statement to state that it believes that PIPE-791 has the potential to be a differentiated LPAIR therapy based on PIPE-791’s high bioavailability, low plasma protein binding, and long receptor residence time in the Company’s preclinical studies when compared to the preclinical data of other LPA1R antagonists that are currently in development.

In response to the Staff’s comment, the Company has also revised its disclosure throughout the Amended Draft Registration Statement to remove all statements that the Company has “demonstrated” its ability to develop selective compounds targeting challenging molecular pathways.

PIPE-791 for the Potential Treatment of IPF, page 2

2.

We note the revisions made in response to our prior comment 4 on pages 2, 5, 114 and 117. Please revise your statement that you believe PIPE-791 “has the potential to be the first FDA-approved once-daily drug to treat IPF,” which appears equivalent to claiming it is a first-in-class therapeutic, and is speculative given your current stage of development.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 5, 112, and 114 of the Amended Draft Registration Statement to remove all statements that it believes PIPE-791 “has the potential to be the first FDA-approved once-daily drug to treat IPF.” The Company also clarified that it believes that PIPE-791 has the potential to treat IPF with once-daily dosing based on its preclinical studies and the PK data from its recently completed Phase 1 healthy volunteer trial of PIPE-791.

Securities and Exchange Commission

February 15, 2024

Our Strategy, page 5

3.

Please revise to remove your statements here and on page 117 that you intend to “[r]apidly pursue clinical development of PIPE-791” as it is speculative that you may control the pace of clinical development of your product candidates.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 115 of the Amended Draft Registration Statement to remove references that the Company intends to “rapidly pursue clinical development of PIPE-791.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

4.

We note your response to our prior comment 9 and reissue in part. Please revise to disclose the exact period of time the J&J License Agreement may expire “after the first commercial sale of such licensed product in such country.”

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 93 and 155 of the Amended Draft Registration Statement to provide that the J&J License Agreement will expire ten years “after the first commercial sale of such licensed product in such country”.

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Securities and Exchange Commission

February 15, 2024

Please do not hesitate to contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan J. Gunderson
Name:	Ryan J. Gunderson

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Peter T. Slover, Chief Financial Officer, Contineum Therapeutics, Inc.

Jeffrey Thacker, Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP